Via Facsimile and U.S. Mail
Mail Stop 6010

March 8, 2006

Mr. Charles N. Martin, Jr.
Chairman of the Board and
Chief Executive Officer
VANGUARD HEALTH SYSTEMS, INC.
20 Burton Hills Boulevard, Suite 100
Nashville, TN 37215

Re:    **VANGUARD HEALTH SYSTEMS, INC.**
       **Form 10-K for the Fiscal Year Ended June 30, 2005**
       **Filed September 13, 2005**
       **File No. 333-71934**

Dear Mr. Martin:

        We have reviewed your filing and have the following comments. We have limited
our review to only your financial statements and related disclosures and do not intend to
expand our review to other portions of your documents.  In our comments, we ask you to
provide us with information so we may better understand your disclosure.  Please be as
detailed as necessary in your explanation.  After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management's Discussion and Analysis of Financial Condition..., page 42

General Trends, page 46

Accounts Receivable Collection Risks Lending to Increased Bad Debts, page 47

    1.  Provide to us in disclosure type format agings that includes more detailed
        information with the "Insured" payor classification such as Medicare, Medicaid,
        managed care, and other.  Further explain to us why you are unable to provide this

information in a format that agrees to what you include in your financial statements.

Critical Accounting Policies, page 50

Revenues and Revenue Deductions, page 50

2.  Please explain to us in greater detail the amount of contractual allowance estimates that are not generated at the time of billing.  Please provide us in disclosure-type format whether or not these are the estimates discussed in the next paragraph related to your "final third party settlements."  If not, also provide us in disclosure-type format the amount of these estimates, quantification of changes in the estimate for each period presented and a sensitivity analysis based on reasonably likely adjustments that might be made to these estimates as of the latest balance sheet date.

Allowance for Doubtful Accounts and Provision for Doubtful Accounts, page 51

3.  Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

    a.  Quantify and analyze the reasonably likely effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
    b.  If you have amounts that are pending approval from third party payors, please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.  If amounts are classified outside of self-pay, tell us why this classification is appropriate, and provide the historical percentage of amounts that get reclassified into self-pay.
    c.  Specify what you mean by "a pre-determined number of days" in reference to reserving the 100% of the receivable balance.

Insurance Reserves, page 51

4.  Please provide to us in disclosure type format a discussion that provides greater insight into the quality and variability of these estimates.  In your proposed disclosure, you should supplement the current disclosure by addressing the following:
    *   How accurate management's estimate/assumption has been in the past, quantify changes in estimate in each period;
    *   Whether the estimate/assumption is reasonably likely to change in the future; and
    *   Evaluate the sensitivity to change of critical accounting policies.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

1.  Merger Transaction, page F-10

5.  Please tell us why it was appropriate to value the ownership interests in Holdings by anyone other than by Balckstone at fair value, as it appears that the other investors held residual interests.  In addition, please tell us how you have satisfied the monetary test in recognizing all interests owned by Blackstone, MSCP and other investors at fair value.  Refer to paragraphs 2(b) and 3(c) of EITF 88-16.

6.  Please provide to us in disclosure type format a more detailed discussion of how the equity capitalization and financing relate to the $1.22 billion and the $1.97 billion discussed in the first paragraph of this note.  Include the amounts of the proceeds used to complete the transactions at the top of page F-11.  Also include a purchase price allocation that allows us to better understand how these amounts were reflected in your financial statements.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provide the requested information.  Detailed letters greatly facilitate our review.  Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.


                                        Sincerely,


                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant